SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 May 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

19 May 2011

While trading conditions in the first quarter of 2011 continue to remain challenging, we believe that the Irish economy has begun to stabilise.  The domestic economy remains weak with low levels of domestic investment, weak consumer sentiment, and elevated levels of unemployment.  However, GDP in Ireland is expected to gradually recover in 2011 due to the strong performance of the export sector.  The growth in the export sector has led to a rebalancing of the economy resulting in a positive balance of payments surplus in the second half of 2010 with this situation expected to prevail for 2011.  In the UK, despite concerns regarding inflation and the impact of fiscal austerity, modest GDP growth is expected for 2011.

Notwithstanding the expected stabilisation of the Irish economy, the Group's total operating income faces material adverse impacts due to a range of factors including:

·	the continuing competition for customer deposits and elevated deposit pricing,
·	higher costs of wholesale funding reflecting the impact of term issuance in the second half of 2010 at elevated pricing, and
·	higher systemic guarantee fees which increased by €58 million for the four months to April 2011 to €145 million, compared to €87 million for the comparable prior four month period.

Although these factors are being partially offset by improved lending margins, demand for new lending remains muted.  Accordingly, we expect these factors will continue to impact on the Group's net interest margin for 2011.  Operating costs remain under strict control and we expect to see some benefits from lower staff (including pension) costs, the impact of business disposals announced since December 2010, infrastructural cost efficiencies beginning to come through and tight control of all variable costs.

We maintain our expectation that the impairment charge on our non-NAMA designated loans and advances to customers peaked in 2009, reduced in 2010 with anticipated further reductions in subsequent years.  Our experience in the first four months of the year supports this view.

Over this period, the overall volume of loans and advances to customers has reduced by low single digit percent reflecting foreign exchange movements, loan redemptions and repayments, certain portfolios being closed for new business and generally muted demand for new loans, notwithstanding our efforts to generate new business opportunities from our core franchises.  While competition for deposits has persisted, our customer deposits are marginally higher compared to 31 December 2010.  As a result, the Group's loan to deposit ratio which was 175% at 31 December 2010 has improved by circa 10 percentage points, and wholesale funding reduced from the €70 billion at 31 December 2010 with net drawings from Monetary Authorities and other liquidity facilities provided by the Central Bank also reducing.  The Group's capital ratios have also remained broadly stable compared to December 2010.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR requiring the Group to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion together with an addition €1.0 billion of contingent capital.  The result will be a very strongly capitalised Group with a pro forma Core tier 1 ratio of 15.0% as at 31 December 2010.

The Group is working actively, with its advisors, on a range of initiatives with a view to meeting the equity capital requirement arising from the 2011 PCAR process through a combination of capital management initiatives, support from existing shareholders, and other capital markets sources.  In this regard, the Group notes the Minister for Finance's comments that subordinated bondholders are expected to make a significant contribution to the incremental equity capital requirement.  The Group expects to be in a position to make an announcement on its capital plans in the coming weeks.

The Group has progressed with a number of initiatives to strengthen the Group's capital position and to meet the commitments given by Bank of Ireland under its Restructuring and Viability Plan which the European Commission approved under State Aid rules on 15 July 2010

·
 On 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management to State Street Global Advisors for a total consideration of €57 million. This generated Core tier 1 capital of approximately €40 million;

·
On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian dollar Lower tier 2 securities for euro and Canadian dollar Medium Term Notes due in 2012. This generated Core tier 1 capital of €46 million whilst reducing Total capital by €56 million.

·
On 24 February 2011, the Group announced the sale of Bank of Ireland Securities Services to Northern Trust Corporation. This sale is expected to generate Core tier 1 capital of approximately €40 million for the Group during 2011;

·
On 21 April 2011, the Group announced the sale of its 50% holding in Paul Capital Investments LLC ("PCI"), a private equity fund of funds manager, to the firm's existing management team. The Group's share of PCI's net assets was c.€10 million at 31 December 2010 and therefore the disposal will have a negligible impact on the Group's capital position; and

·
On 9 May 2011, the Group announced the sale of its US based foreign currency business, Foreign Currency Exchange Corporation, Inc. ("FCE") to Wells Fargo Bank N.A. ("Wells Fargo"), which is expected to have a negligible impact on the Group's capital position.

The Group is also continuing to progress initiatives to prudently de-leverage its balance sheet and further reduce its costs whilst actively managing its credit portfolios.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

Forward-looking statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future capital requirements and ratios, level of ownership by the Irish Government, financial position, payment of dividends, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA, margins, future payment of dividends, the implementation of proposed changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, the ability of the Group to raise additional capital, property market conditions in Ireland and the UK, the implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF, the availability and cost of funding sources, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of further changes in credit ratings of the Group's and the Irish national debt, the impact of transfers of assets to NAMA, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition including for customer deposits, and the Group's ability to address information technology issues. Consequently, nothing in this statement should be considered to be a forecast of future profitability or financial position. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 19 May 2011